                                                                     EXHIBIT 4.4


                                 AMENDMENT NO. 1

                                     TO THE

                       PIONEER-STANDARD ELECTRONICS, INC.

                  2000 STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

         This Amendment No. 1 is made as of the 30th day of April, 2002 by the Board of Directors of Pioneer-Standard Electronics, Inc. (the "Company");

                               W I T N E S S E T H

         WHEREAS, the Company has previously adopted the Pioneer-Standard Electronics, Inc. 2000 Stock Option Plan for Outside Directors (the "Plan"); and

         WHEREAS, the Company desires to amend the Plan to increase the number of Common Shares subject to the Plan by 105,000 Common Shares;

         WHEREAS, pursuant to Section 11 of the Plan, the Board of Directors resolved on April 30, 2002 to amend the Plan, subject to the approval of the shareholders of the Company;

         NOW, THEREFORE, pursuant to Section 11 of the Plan, Section 3 of the Plan is amended and restated in its entirety as follows:

         "3. Shares Subject to the Plan. The shares to be issued upon the exercise of the options granted under the Plan shall be Common Shares of the Company. Either treasury or authorized and unissued Common Shares, or both, as the Board of Directors shall from time to time determine, may be so issued. Common Shares which are the subject of any lapsed, expired or terminated options may be made available for reoffering under the Plan. If an option granted under this Plan is exercised pursuant to the terms and conditions of subsection 5(b), any Common Shares which are the subject thereof shall not thereafter be available for reoffering under the Plan.

         Subject to the provisions of the next succeeding paragraph of this
Section 3, the aggregate number of Common Shares for which options may be granted under the Plan shall be Two Hundred Ten Thousand (210,000) Common Shares.

         In the event that, after the date of adoption of the Plan by the Board of Directors, the Common Shares should, as a result of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, spin-off or other such change, be increased or decreased or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, then (i) there shall automatically be substituted for each Common Share subject to an unexercised option (in whole or in part) granted under the Plan and each Common Share made available for grant to each eligible director pursuant to Section 4 hereof, the number and kind of shares of stock or other securities into which each outstanding Common Share shall be changed or for which each such Common Share shall be exchanged, (ii) the option price per Common Share or unit of securities shall be increased or decreased proportionately so that the aggregate purchase price for the securities subject to the option shall remain the same as immediately prior to such event, and (iii) the Board shall make such other adjustments as may be appropriate and equitable to prevent enlargement or dilution of option rights. Any such adjustment may provide for the elimination of fractional shares."